Crown PropTech Acquisitions

28 West 25th Street, 6th Floor

New York, New York 10010

January 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Taylor Beech
Dietrich King

Re:	Crown PropTech Acquisitions
Request for Withdrawal of Registration Statement on Form S-4 CIK No. 1827899
File No. 333-261857

To the addressees set forth above:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Crown PropTech Acquisitions (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-261857), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2021, be withdrawn, effective as of the date hereof. The Company hereby notifies the Commission that it is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Patrick H. Shannon of Latham & Watkins LLP, counsel to the Company, at (202) 637-1028 or at Patrick.Shannon@lw.com, if you have any questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Richard Chera
Richard Chera
Chief Executive Officer

cc:	Patrick H. Shannon, Esq., Latham & Watkins LLP
Jessica L. Lennon, Esq., Latham & Watkins LLP